Filed pursuant to Rule 433

Registration Statement No. 333-142116

July 27, 2010

Relating to Preliminary Prospectus Supplement

dated July 27, 2010

FEDERATIVE REPUBLIC OF BRAZIL - FINAL PRICING TERMS

Issuer	Federative Republic of Brazil

Transaction	4.875% Global Bonds due 2021

Ratings*	Baa3/BBB-/BBB- (Positive / Stable / Positive)

Distribution	SEC Registered

Amount Issued	US$750,000,000 (brings total size to US$1,537,500,000)

Gross Proceeds	US$770,302,500 (not including accrued interest, if any)

Coupon	4.875% 30/360-day count basis

Maturity	January 22, 2021

Offering Price	102.707% (plus accrued interest totaling US$1,117,187.50 or US$1.489583 per US$1,000 principal amount of global bonds, from July 22, 2010 to, but not including, August 3, 2010)

Issuer Upsize Option	Brazil reserves the right to increase the aggregate principal amount of the global bonds by up to 10% of the global bonds offered or US$75,000,000, during Asian market hours on July 28, 2010.

Yield to Maturity	4.547%

Underwriting Fee	0.25%

Denominations	US$100,000/US$1,000

Interest Pay Dates	January 22 and July 22

First Interest Payment Date	January 22, 2011

Optional Redemption	The global bonds may be redeemed at the option of Brazil in whole or in part by paying a redemption price equal to the principal amount of the global bonds plus a Make-Whole Amount at the Treasury Rate plus 25 basis points plus accrued interest on the principal amount of the global bonds to the date of redemption.

Pricing Date	July 27, 2010

Settlement Date	August 3, 2010 (T+5)

CUSIP / ISIN	105756BS8 / US105756BS83

Listing	Euro MTF Market Luxembourg

Joint Bookrunners	Banc of America Securities LLC Deutsche Bank Securities Inc. (B&D)

Co-managers:	BB Securities Ltd. Santander Investment Securities Inc.

Underwriting Commitments	Banc of America Securities LLC: US$367,500,000 Deutsche Bank Securities Inc.: US$367,500,000 BB Securities Ltd. US$7,500,000 Santander Investment Securities Inc. US$7,500,000

A preliminary prospectus supplement of Brazil accompanies the free-writing prospectus and is available from the SEC’s website at:

http://www.sec.gov/Archives/edgar/data/205317/000119312510167175/d424b5.htm

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from your sales representative at Banc of America Securities LLC, calling toll-free 1-800-294-1322 or at Deutsche Bank Securities Inc., calling toll-free 1-800-503-4611.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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